



Michael Eberle · 3rd

CTO at Graff Golf | Managing Partner at A-Level Capital

Hampton, New Hampshire · 500+ connections · **Contact info**

 Graff Golf

 The Johns Hopkins University

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Experience

Chief Technology Officer
Graff Golf
Dec 2018 – Present · 1 yr
Baltimore, Maryland

Managing Partner
A-Level Capital
Feb 2018 – Present · 1 yr 10 mos
Baltimore, Maryland

A-Level Capital, LLC is a venture capital firm with over $350K in AUM investing in early stage, capital-efficient companies with ties to Johns Hopkins.

Portfolio Exits: **...see more**

 A-Level Capital

Data Science Intern
Capital One
Jun 2019 – Aug 2019 · 3 mos

Richmond, Virginia Area
- Development of a Triple Exponential Smoothing model for time series data on consumer transactions
- Built a parallelized data pipeline able to extract, parse and aggregate multiple terabytes from AWS S3 buckets in a few hours   **...see more**

Software Engineering Intern
Bottomline Technologies
Jun 2018 – Aug 2018 · 3 mos
Portsmouth, NH

-Software Engineering Intern on the Innovations Team
-Working on predictive models to detect fraud in the payments industry

Surf Instructor
Summer Sessions Surf Shop
Jun 2015 – Aug 2016 · 1 yr 3 mos
Rye, NH

 Home | Summer Sessions

Education

The Johns Hopkins University
Bachelor's degree, Economics and Computer Science, 3.6 GPA
2016 – 2020
Activities and Societies: A-Level Capital, Varsity Baseball

Horizons School of Technology
Fullstack Javascript Development
2017 – 2017

Phillips Exeter Academy
10.3 GPA (out of 11)
2015 – 2016
Activities and Societies: Cum Laude Society, Varsity Football, Varsity Baseball, Winner of Upperclassmen Computer Science Award

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Licenses & Certifications

Structuring Machine Learning Projects
Coursera
Issued Jun 2018 · No Expiration Date
Credential ID AGEW2GERCCSR

See credential

Improving Deep Neural Networks: Hyperparameter tuning, Regularization and Optimization
Coursera
Issued May 2018 · No Expiration Date
Credential ID VBUEWQQDV3U3

See credential

Neural Networks and Deep Learning
Coursera
Issued Jan 2018 · No Expiration Date
Credential ID YFCQ25X74NGH

See credential

Volunteer Experience

Software Developer
WeGo Foundation
Jan 2018 – Present · 1 yr 11 mos
Children

The WeGo Foundation uses telepresence technology to provide opportunities for enrichment, enjoyment, and communication for children who are generally isolated in hospitals.

I joined WeGo as a volunteer software developer in early 2018. So far, I have built a very basic web app that the foundation can use to help acquire grants. I will be working to improve and expand the application over time.

For more information or to check out the current version of the site, visit www.wegoproject.org.

Volunteer
Special Olympics

-Volunteered with the Special Olympics all four years at Govs Academy.

Volunteer
Cor Unum Meal Center

Volunteered with a group of students at Govs Academy to help prepare and serve food to hungry families in Lawrence, MA.

http://corunummealcenter.org/index.html

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Skills & Endorsements

Object-Oriented Programming (OOP) · 1

Zach Jaffe has given an endorsement for this skill

React.js

Java · 1

Paul MacDonald has given an endorsement for this skill

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